CONFIDENTIAL
Filed by American Axle & Manufacturing Holdings, Inc.
(Commission File No. 1-14303)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Metaldyne Performance Group Inc.
(Commission File No: 1-36774)

COMMUNICATION MATERIALS

NOVEMBER 3, 2016

Communication Materials
November 3, 2016

Table of Contents

Acquisition Summary	3

Letter to AAM Associates	4

Key Messages & Talking Points	6

AAM Policy – Media	12

Legal Notices	13

Communication Materials
November 3, 2016

SUMMARY

American Axle & Manufacturing Holdings, Inc.  (AAM), (NYSE: AXL) and Metaldyne Performance Group Inc. (MPG)  (NYSE: MPG) today announced that the companies have entered into a definitive merger agreement under which AAM will acquire all outstanding shares of MPG in a cash and stock transaction valued at approximately $1.6 billion.  The combination brings together highly complementary businesses and forms a premier Tier 1 supplier with broad capabilities across powertrain, drivetrain and driveline product lines, as well as diversified global customer base and end-markets.

Under the terms of the agreement, each share of MPG’s common stock will be converted into the right to receive $13.50 per share in cash and 0.5 shares of AAM common stock.  Upon closing of the transaction, AAM’s shareholders will own approximately 70% of the combined company and MPG’s shareholders will own 30%.  The transaction has been unanimously approved by the boards of directors of both companies and is anticipated to close in the first half of 2017 subject to shareholder and regulatory approval and other customary closing conditions.

A press release regarding the transaction is available on the aam.com website where we have a dedicated page on which this announcement and other information is available.
·

Communication Materials
November 3, 2016

LETTER TO AAM ASSOCIATES:

November 3, 2016

AAM Team,

Today is an exciting day for AAM.  This morning we announced that AAM has entered into a definitive agreement to acquire Metaldyne Performance Group (MPG).

MPG is a leading provider of highly engineered components for the global light vehicle, commercial vehicle and industrial markets.  MPG possesses deep expertise in a wide variety of metal forming processes and complex powertrain components, with a special focus on developing light-weight performance solutions.  MPG has a solid market position, generates strong profit margins and cash flow, and is well positioned for long-term growth.

By combining with such a capable partner, we will create a more powerful company – a premier global Tier 1 supplier with the power to deliver a comprehensive portfolio of high quality, highly engineered components, modules and sub-systems across multiple engine, transmission and driveline applications.  On a combined basis, AAM will have sales of nearly $7 billion with more than 25,000 associates and over 90 manufacturing facilities, engineering centers and business offices serving customers on a multitude of global and regional platforms in the light vehicle, commercial vehicle and industrial markets.

AAM and MPG share a common commitment to quality, operational excellence and technology leadership, key attributes of the AAM brand and how we Deliver POWER.  By leveraging these core cultural values and combining the best practices of both companies into one world-class operating system, AAM will be better positioned than ever to deliver value to our customers and provide challenging and rewarding career opportunities for our associates.

In addition to enhancing the ability of both companies to successfully compete in the markets they currently serve, this strategic combination is compelling for many other reasons.  It:

●	Creates a company with a stronger financial profile with greater size and scale;

●	Significantly accelerates AAM’s product and customer diversification objectives;

●	Improves balance in program and served market concentrations;

●	Presents many new opportunities to leverage vertical integration capabilities; and

●
Creates the potential for new and enhanced product offerings resulting from complementary product, process and systems technologies that are focused on addressing the key megatrends of light-weighting, fuel efficiency, vehicle safety and driving performance.

AAM expects to complete the purchase of MPG in the first half of 2017, subject to regulatory and shareholder approvals and other customary closing conditions. Until this occurs, both companies will continue to operate separately as they do today.  The most important thing for all of us to remember is that we must remain laser focused on running our current business.  This includes maintaining our high standards of quality, warranty, reliability and delivery performance on a daily basis, as well as continuing to deliver flawless and anonymous launches to our customers.

Communication Materials
November 3, 2016
As with any transaction of this size, the integration process will take time. We plan to communicate more information as quickly as we can.  To get things started, we will have a PowerHour meeting today at 12:30 PM ET to discuss this transaction in greater detail for our associates in North America, South America and Europe.  An additional PowerHour meeting will be held this evening at 9:00 PM ET for our associates in India and Asia.  A press release announcing the transaction is also available on our internal portal and the aam.com website.

In addition to today’s strategic acquisition announcement, we also reported our Third Quarter of 2016 financial results, which continued a trend of strong operational and financial performance for AAM and keep us on track for a record year of sales and profitability.  Key highlights of AAM’s third quarter of 2016 performance are summarized below:

●	Sales of $1.007 billion

●	Net income of $61.7 million, or $0.78 per share

●	Adjusted EBITDA* of $156.7 million, or 15.6% of sales

●	Net cash provided by operating activities of $107.5 million

●	Free cash flow* of $54.6 million

(*)  For a definition of Adjusted EBITDA and Free Cash Flow, please refer to the aam.com website or our Third Quarter 2016 earnings announcement.

Today’s announcements will likely generate interest from customers, suppliers, media and other interested parties. Consistent with AAM’s media policy, if you receive any inquiries from parties outside AAM, please forward them to Christopher Son at chris.son@aam.com.

This is a great day for AAM.  I look forward to your support and contributions that will allow us to harness the power of this combination to serve our customers and our industry in new and exciting ways for many years to come.

I truly believe AAM’s best days are ahead of us.

We are AAM. We are Delivering POWER.

David C. Dauch
Chairman & Chief Executive Officer

Communication Materials
November 3, 2016

KEY MESSAGES & TALKING POINTS
A press release regarding the transaction is available on the aam.com website where we have a dedicated page on which this announcement and other information is available.

Overview of the Transaction

●	American Axle & Manufacturing Holdings Inc. (AAM) today announced that it has entered into a definitive agreement to purchase Metaldyne Performance Group Inc. (MPG).

●	AAM will acquire all outstanding shares of MPG in a cash and stock transaction valued at approximately $1.6 billion.

●	Under the terms of the agreement, each share of MPG’s common stock will be converted into the right to receive $13.50 per share in cash and 0.5 shares of AAM common stock.

●	Upon closing of the transaction, AAM’s shareholders will own approximately 70% of the combined company and MPG’s shareholders will own 30%.

●	MPG’s majority shareholder – American Securities LLC, will own approximately 23% of AAM stock after closing of this transaction.

●	The transaction will be financed through a combination of cash on hand, debt, and newly-issued AAM shares.

●
The acquisition of MPG by AAM brings together two complementary Tier 1 organizations to create a premier, global manufacturer of world-class components, modules and sub-systems across multiple engine, transmission and driveline applications.

●	The combined company will have a strong financial profile with great size and scale.
o	Proforma sales of nearly $7 billion
o	More than 25,000 associates
o	Over 90 global manufacturing facilities, engineering centers and business offices supporting customers on global and regional platforms.

●	The transaction is expected to be accretive to cash flow and EPS in the first full year of ownership and is expected to achieve annual run-rate cost synergies of $100-$120 million by 2018.

●
The combined company will be headquartered in Detroit.  David C. Dauch will continue to serve as Chairman and Chief Executive Officer.  Effective as of the closing of the transaction, AAM’s board of directors will be expanded to 11 members with three designees of MPG joining AAM’s current board.

Communication Materials
November 3, 2016

Who is MPG?

●	MPG is a leading provider of highly engineered components for the global light vehicle, commercial vehicle and industrial market with an expertise in metal forming processes and complex components.

●	MPG’s metal-forming manufacturing technologies and processes include aluminum die casting, forging, iron casting and powder metal forming as well as advanced machining and assembly.

●	With a global footprint (over 60 locations in 13 countries) that is capable of supporting OEM powertrain applications globally, MPG is able to provide value to its customers with:

o	Expertise in metal forming processes and complex components
o	Light weighting and performance solutions
o	Unique products for higher growth powertrain applications
o	Seamless vertical integration capabilities

●	MPG has a strong market position, generates strong margins and cash flow, and is well positioned for long-term growth.

●	In 2015, MPG reported sales of $3 billion, Adjusted EBITDA of $528 million and Free cash flow of $108 million (based on AAM definitions of non-GAAP measures).

●	MPG headquarters are located in Southfield, Michigan, with approximately 12,000 associates across North and South America, Europe and Asia.

What this Transaction Means

●
MPG and AAM share a similar culture and value system, with a focus on quality, operational excellence and technology leadership, creating a natural fit as a combined entity and a clear path to value creation for stakeholders of both companies.

●
The transaction creates a company that will have the size, scale and expertise to serve a broad range of customers and applications on a global basis … and the financial strength to invest in support of our customers and to withstand the cyclical nature of our end-markets.

●	This combination creates a powerful supplier partner capable of delivering comprehensive global product and value-added solutions to the automotive, commercial vehicle and industrial markets.

Communication Materials
November 3, 2016

●	The combined entity will be well positioned to generate profitable growth from a well-diversified product portfolio, customer base and served market profile.

●
By acquiring MPG, AAM will strengthen its position as a leading global provider of comprehensive integrated solutions from engine to driveline with products present in nearly 90% of light vehicles in North America and all of the top 10 North American platforms.

●	The product portfolio of the combined company will be separated into four business units.

o	Driveline
■	Consists of AAM’s driveline business with high efficiency driveline products, including axles, rear drive modules, PTUs, transfer cases and driveshafts.
■	Represents a core part of the combined company.

o	Metal Forming
■
Combines AAM’s existing metal form business and MPG’s global metal forming operations with precision formed products including ring and pinion gears, axle and transmission shafts, differential gears, transmission gears and suspension components.

■	Improves our market cost competitiveness and should lead to significant and tangible benefits for our customers and AAM.

o	Powertrain
■	Consists of precision-machined engine and transmission components including transmission module and differential assemblies, aluminum valve bodies, vibration control systems and connecting rods.
■	A significant driver of growth for the combined entity.

o	Castings
■
Leverages MPGs strong North America casting presence with the capability to provide ductile to grey iron solutions such as axle carriers, differential cases, control arms, turbo charger housings and brackets.

●	In addition to further enhancing the market leadership positions where AAM and MPG serve, there are other strategic reasons that make this acquisition very compelling. It:

o	Creates a company with a stronger financial profile with greater size and scale, strengthening our ability to manage through the cyclicality of the global automotive industry.

o	Significantly accelerates our customer diversification objectives, by enhancing and expanding customer relationships that we expect to leverage for further growth in the future.

Communication Materials
November 3, 2016

o
Improves balance in program and served market concentrations by reducing exposure to the full-size truck and SUV market while at the same time providing increased opportunities to participate in the engine and transmission business.

o	Presents a significant opportunity to leverage vertical integration opportunities, within the combined company’s global operations and metal forming business.

o
Provides powerful industrial logic with significant synergy opportunities, including optimizing our corporate overhead structure, capitalizing on increased purchasing scale, reducing indirect material spend, optimizing installed capacity, insourcing and facility rationalization.

o
Delivers a great balance of profitable growth and diversification while allowing us to integrate and achieve identified significant value drives and synergy opportunities in a period of strong and stable global and North American production volumes.

o	Combines complementary product, process and system technology expertise, which strongly positions us to benefit from trends that will drive growth opportunities in areas such as:
o	Power density and light-weighting initiatives;
o	High-efficiency axles and differentials;
o	Demand for higher speed transmissions;
o	Downsized engines to improve fuel economy; and also
o	Hybridization and electrification.

●	Both companies share a similar focus on quality, operational excellence and technology leadership—key attributes of the AAM brand and how we Deliver POWER.

●
By leveraging these core cultural values and combining the best practices of both companies into one world-class operating system, AAM will be better positioned than ever to deliver value to our customers and provide challenging and rewarding career opportunities for our associates.

What is next?

●
As with any transaction of this size, the integration process will take time.  AAM expects to complete the purchase of MPG in the first half of 2017, subject to regulatory approvals and other customary closing conditions.

●	Until this occurs, both companies will continue to operate separately as they do today.

Communication Materials
November 3, 2016

Customers

●	Both companies share a similar focus on quality, operational excellence and technology leadership, key attributes of the AAM brand and how we Deliver POWER.

●
By combining AAM’s and MPG’s industry expertise, capabilities and resources, the new company will be well positioned to deliver significant value to our customers with the ability to offer comprehensive integrated solutions from engine to driveline that address the key megatrends of light-weighting, fuel efficiency and vehicle safety and performance.

●	Overall, a more robust product portfolio, enhanced footprint, and technology leadership will make AAM a stronger supplier for vehicle integration.

●
The transaction creates the potential for new and enhanced product offerings resulting from complementary product, process and systems technologies that are focused on addressing the key megatrends of light-weighting, fuel efficiency, and vehicle safety and driving performance.

●	Until the transaction closes, it will be business as usual at AAM and MPG. Both AAM and MPG will continue to operate separately and you will continue to interface with the AAM team.

●	A planning team composed of both AAM and MPG representatives will work closely together to prepare for the close of the transaction and will provide updates as decisions are made.

●	Running the business and maintaining our standards of quality with our products and flawless and anonymous launch performance in support of our customers programs remains our top priority.

●	We will continue to provide our customers with the same innovative products and excellent support they have come to expect from AAM.

●	A press release regarding the transaction is available on the aam.com website where we have a dedicated page on which this announcement and other information is available.

Communication Materials
November 3, 2016

Suppliers

●	We value our relationship with you – this transaction is about better serving customers, and you are an important part of this process.

●	As a supplier partner to AAM, expectations continue to be same…market competitiveness and flawless and anonymous launch performance.

●	Until the transaction closes, it will be business as usual at AAM and MPG. Both AAM and MPG will continue to operate separately.

●	You will continue to interface with the AAM team, following the same ordering and payments processes we have in place now.

●	Running the business and executing flawlessly remains our top priority.

●	As with any transaction of this size, the integration process will take time.

●	A planning team composed of both AAM and MPG representatives will work closely together to prepare for the close of the transaction and will provide updates as decisions are made.

●	A press release regarding the transaction is available on the aam.com website where we have a dedicated page on which this announcement and other information is available.

●	We plan to keep you informed every step of the way. Please check the supplier portal for regular updates.

Per our policy, please direct any media inquiries or all other questions to:

Christopher M. Son
Director, Marketing & Communications
(313) 758-4814
chris.son@aam.com

Communication Materials
November 3, 2016

AAM POLICY – MEDIA

A copy of AAM’s Media policy can be found on the portal and also on AAM’s Digital Brand Center.
A brief summary of the policy and the related procedure is below.

Summary

At American Axle & Manufacturing (AAM), we carefully manage all external communications. Adherence to this policy is intended to provide an effective and efficient framework to ensure that accurate, relevant and consistent communications occur in order to protect the AAM brand as well as the interests of all key stakeholders of AAM.

All inquiries, requests for information or interview requests received by Associates from the Media must be promptly forwarded to the Corporate Communications Department without making any comment or supplying any information.  A copy of AAM’s Media policy can be found on the portal and on AAM’s Digital Brand Center.

A brief summary of the related procedure is below.

Procedure

●	If an Associate receives an inquiry from the media, s/he should refer them to Corporate Communications.

●
Corporate Communications will follow-up with the media and will supply information/key messages as appropriate. If appropriate, Corporate Communications will set-up an interview with an authorized AAM spokesperson.

●	AAM has a limited number of associates who are authorized to act as official spokespeople. They include the following:
•	Chief Executive Officer
•	President
•	Chief Financial Officer
•	Chief Technology Officer
•	Director of Marketing and Communications.

●	The associates that are authorized to speak on behalf of AAM may be expanded if additional subject matter experts are necessary. This must be approved by the Chief Executive Officer.

●	A representative from Corporate Communications will participate in all media interviews should an interview be necessary and appropriate.

Per AAM Media policy, please direct any media inquiries or all other questions to:

Christopher M. Son
Director, Marketing & Communications
(313) 758-4814
chris.son@aam.com

Communication Materials
November 3, 2016

LEGAL NOTICES:

Important Information for Stockholders and Investors

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of AAM or MPG.  Subject to future developments, AAM will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction.  Investors are urged to read the joint proxy statement/prospectus and other documents filed by AAM with the SEC in connection with the proposed transaction when they become available, as these documents will contain important information.  Those documents, if and when filed, as well as AAM’s other public filings with the SEC, may be obtained without charge at the SEC’s website at http://www.sec.gov and at AAM’s website at http://www.aam.com.  Investors may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from AAM by directing a request to American Axle & Manufacturing, Inc., One Dauch Drive, Detroit, Michigan 48211, USA, Attention: Investor Relations, Telephone: +1 313-758-2404.

Participants in Solicitation

AAM and its directors, executive officers and other members of its management and employees may be deemed to be participants in a solicitation of proxies from its stockholders in connection with the proposed transaction.  Information regarding AAM’s directors and executive officers is available in AAM’s proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 24, 2016.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.